Stream Communications Network & Media Inc.
(formerly Stream Communications Network, Inc.)

Consolidated Financial Statements

For the year ended December 31, 2004

Auditors' Report

To the Shareholders of

Stream Communications Network, Inc.

We have audited the consolidated balance sheet of Stream Communications Network, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

April 25, 2005, except for notes

19 and 20 dated June 24, 2005

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.  Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2003 as summarized in note 20 to the consolidated financial statements.

“MacKay LLP”

Vancouver, Canada

Chartered Accountants

April 25, 2005, except for notes

19 and 20 dated June 24, 2005

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
(in Canadian dollars)

		December 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents		$ 640,308	$ 207,358
Accounts receivable - net (note 4)		267,020	154,792
Inventory		6,781	8,315
Prepaid expenses and advances		56,552	83,902
		970,661	454,367

Deposits		-	155,017
Property, plant and equipment (note 5)		10,243,982	7,232,779
Intangibles - (note 6)		2,916,444	2,361,995

		$ 14,131,087	$ 10,204,158
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities		$ 2,062,001	$ 3,032,652
Accounts payable pertaining to financing costs		1,002,709	1,079,815
Due to related party (note 10)		-	337,867
Loan payable (note 8)		650,000	-
Current portion of long-term debt (note 9)		101,530	64,512
		3,816,240	4,514,846
Long-term Liabilities
Due to related party (note 10)		4,236,302	-
Long-term debt (note 9)		814,707	67,997
		8,867,249	4,582,843
Non-controlling interest		710,445	687,225
		9,577,694	5,270,068
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 12)		36,005,421	33,209,455
Contributed surplus		2,167,551	96,041
Warrants (note 12)		2,025,447	2,025,447
Cumulative translation account (note 11)		944,701	(371,841)
Deficit		(36,589,727)	(30,025,012)
		4,553,393	4,934,090
		$ 14,131,087	$ 10,204,158

Nature of operations and going concern (note 1)
Commitments (note 16)
Contingency (note 17)
Subsequent events (note 19)

"Stan Lis"	"Casey Forward"
President and Chief Executive Officer	Chief Financial Officer

Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
For the year ended December 31
(in Canadian dollars)
	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31 2002

Revenues	$ 4,415,461	$ 3,700,160	$ 3,736,716
Expenses
Administration and services	917,989	1,045,244	2,238,929
Occupancy costs	342,202	328,348	303,208
Professional fees	305,967	357,636	28,413
Programming	899,438	887,157	757,375
Sales and marketing	345,709	180,145	214,847
Stock-based compensation (note 12)	2,071,510	-
Travel and automotive	217,483	260,677	301,741
Wages	1,613,005	1,501,308	1,713,906
	6,713,303	4,560,515	5,817,419
Loss before undernoted items	(2,297,842)	(860,355)	(2,080,703)

Amortization of property, plant and equipment	719,171	730,616	906,972
Amortization of intangibles	678,933	243,023	284,064
	1,398,104	973,639	1,191,036
Loss before other items	(3,695,946)	(1,833,994)	(3,271,739)
Other items
Content development	1,481,904	-	-
Financing expenses	1,817,353	275,428	438,137
Foreign exchange	(415,411)	-	-
Impairment of intangibles and goodwill	-	1,960,000	-
Interest income	(18,446)	(94,829)	(28,107)
Write off of deferred charges	-	2,400,713	-
	2,865,400	4,541,312	410,030
Loss before non-controlling interest	(6,561,346)	(6,375,306)	(3,681,769)
Non-controlling interest	(3,369)	120,686	55,444
Loss from continuing operations	(6,564,715)	(6,254,620)	(3,626,325)
Loss from discontinued operations (note 7)	-	-	(2,362,877)
Net loss for the year	(6,564,715)	(6,254,620)	(5,989,202)

Deficit, beginning of year	(30,025,012)	(23,770,392)	(17,781,190)

Deficit, end of year	$ (36,589,727)	$ (30,025,012)	$ (23,770,392)
Loss per share, basic and diluted
Continuing operations	$ (0.22)	$ (0.21)	$ (0.13)
Discontinued operations	-	-	(0.08)
Loss per share	$ (0.22)	$ (0.21)	$ (0.21)

Weighted average number of shares
Basic and diluted	30,027,489	29,333,427	28,023,911

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
For the year ended December 31
(in Canadian dollars)
	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31 2002

Operating Activities
Net loss for the year	$ (6,564,715)	$ (6,254,620)	$ (3,626,325)
Items not involving cash
Amortization	1,398,104	973,639	1,191,036
Unrealized foreign exchange	(267,616)	-	-
Stock-based compensation	2,071,510	-	-
Impairment of intangibles and goodwill	-	1,960,000	-
Write off of deferred charges	-	2,400,713	-
Issuance of shares for business development and debt	2,795,966	-	-
Non-controlling interest	20,405	(57,892)	(55,444)
Change in non-cash working capital	(546,346)	(978,160)	(2,490,733)
Accounts receivable	(26,913)	35,055	20,321
Inventory	2,914	3,742	13,873
Prepaid expenses and advances	31,407	(19,150)	68,960
Accounts payable and accrued liabilities	(1,652,246)	(170,100)	1,073,748
Net cash used by continuing operating activities	(2,191,184)	(1,128,613)	(1,313,831)
Net cash used by discontinued operating activities	-	-	(173,848)
Net cash used by operating activities	(2,191,184)	(1,128,613)	(1,487,679)
Financing Activities
Loans from related parties	4,166,051	337,867	-
Issuance of shares for cash	-	1,264,553	3,772,917
Loans payable	650,000	-	-
Long-term debt	752,709	(3,217)	(91,828)
Net cash provided from continuing financing activities	5,568,760	1,599,203	3,681,089
Net cash provided from discontinued financing activities	-	-	-
Net cash provided by financing activities	5,568,760	1,599,203	3,681,089

Investing Activities
Purchase of property, plant and equipment	(2,226,805)	(192,714)	(312,756)
Acquisition of subsidiaries, net of cash acquired	(1,000,050)	-	(3,698,554)
Deposits	-	-	3,487,543
Deferred charges	-	(381,452)	(1,742,632)
Net cash used in continuing investing activities	(3,226,855)	(574,166)	(2,266,399)
Net cash used in discontinued investing activities	-	-	-
Net cash used in investing activities	(3,226,855)	(574,166)	(2,266,399)

Foreign exchange effect on cash (note 11)	282,229	(83,300)	251,950

Change in cash and cash equivalents	432,950	(186,876)	178,961

Cash and cash equivalents at beginning of year	207,358	394,234	215,273

Cash and cash equivalents at end of year	$ 640,308	$ 207,358	$ 394,234

Supplemental cash flow information (note 18)

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN
	Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company is actively pursuing additional funding to continue its current projects (note 19). Management continues to develop the Company’s operating capabilities in order to improve cash flow from operations.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
	Basis of presentation
	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:
	Consolidation
	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
		Country of Incorporation	Percentage ownership December 31, 2004	Percentage ownership December 31, 2003
	EES Waste solutions Limited	Cyprus	100.00%	100.00%
	International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.00%	100.00%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.00%	100.00%
	Gimsat Sp. z o.o. ("Gimsat")	Poland	100.00%	100.00%
	Polvoice.com Sp. z o.o. ("PolVoice")	Poland	100.00%	95.50%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.00%	51.00%
	ASK Stream ("ASK", note 3)	Poland	60.00%	0.00%
	Vega Sp. z o.o. ("Vega")	Poland	98.00%	0.00%
	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

	Cash and cash equivalents
	Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.
	Property, plant and equipment
	Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:
	Automobiles		20% - 30%
	Buildings, offices		3%
	Computer software		20% - 100%
	Cable television network equipment		5% - 45%
	Furniture, fixtures and equipment		20% - 30%
	Plant construction-in-progress consists of assets not yet in use and accordingly no amortization is recorded.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue recognition

Substantially all revenues are derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are minimal. If this policy should change the Company will limit initial hook-up revenue to the extent of direct selling costs and amortize the remainder over the estimated period that subscribers are expected to remain connected to the network.

Foreign currency translation

The Company’s significant assets, revenues and expenses are in Poland; accordingly, the Company’s functional currency is the Polish Zloty. The Company follows the current rate method of translation which translates foreign assets and liabilities, into Canadian dollar equivalents, at the rate of exchange at the balance sheet date.  Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction.  Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates.  Gains and losses resulting from the adjustment are included in earnings.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.
Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Acquisitions, intangible assets and goodwill

All business combinations use the purchase method of accounting.  Also,  the Company follows an impairment-only approach for the accounting for goodwill and other intangible assets that have an indefinite life.  The Company performed an initial benchmark test of impairment within six months of adoption, and annual tests of impairment at the reporting unit level.  If the carrying value of goodwill and other intangible assets of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the asset must be written down to fair value.

For the year ended December 31, 2004, the Company has reported an impairment charge of $NIL (2003 - $1,960,000) to reflect the decrease in the carrying value of its goodwill and other intangibles.

The Company has determined that the cable TV licences have an indefinite life.  The Company has evaluated its existing intangible assets  and concluded that no provisions for impairment were required. Subscriber base is amortized using the straight-line method at a rate of 20% for the current year. Previously a rate of 5% was used.

Stock-based Compensation

The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

3.	ACQUISITIONS

The Company has completed the acquisition of 60% of ASK. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was May 5, 2004,  after which the operations of ASK are included in these consolidated financial statements. ASK has cable TV networks in Sosnowiec, Poland.

	At the time of acquisition the fair value of the assets and liabilities of ASK were:
	Cash and cash equivalents		$ 122,027
	Accounts receivable		36,543
	Property, plant and equipment		113,740
	Intangible assets (subscriber base)		92,622
	Accounts payable and accrued liabilities		(94,856)
	Minority interest		(67,768)
	Purchase price		$ 202,308

	Consideration paid in cash		$ 202,308

The Company has completed the acquisition of 98% of Vega. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was October 2, 2004,  after which the operations of Vega are included in these consolidated financial statements. Vega has cable TV networks in Sosnowiec, Poland.

	At the time of acquisition the fair value of the assets and liabilities of Vega were:
	Cash and cash equivalents		$ 3,273
	Accounts receivable		25,505
	Property, plant and equipment		51,165
	Intangible assets (subscriber base)		913,377
	Accounts payable and accrued liabilities		(52,735)
	Current portion of long term debt		(6,748)
	Long term debt		(9,033)
	Minority interest		(1,762)
	Purchase price		$ 923,042

	Consideration paid in cash		$ 923,042
4.	ACCOUNTS RECEIVABLE
		December 31, 2004	December 31, 2003
	Accounts receivable	$ 464,012	$ 310,176
	Allowance for doubtful accounts	(196,992)	(155,384)
	Accounts receivable - net	$ 267,020	$ 154,792

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

5.	PROPERTY, PLANT AND EQUIPMENT
	December 31, 2004		Cost	Accumulated amortization	Net book value
	Automobiles		$ 444,227	$ 188,622	$ 255,605
	Buildings, offices		298,630	96,835	201,795
	Cable television network equipment		13,454,046	3,711,930	9,742,116
	Furniture and fixtures		412,360	377,992	34,368
	Computer software		82,288	74,116	8,172
	Plant construction-in-progress		1,926	-	1,926
			$ 14,693,477	$ 4,449,495	$ 10,243,982

	December 31, 2003		Cost	Accumulated amortization	Net book value
	Automobiles		$ 294,435	$ 124,898	$ 169,537
	Buildings, offices		209,983	62,034	147,949
	Cable television network equipment		9,354,130	2,646,339	6,707,791
	Furniture and fixtures		350,298	278,466	71,832
	Computer software		72,291	57,417	14,874
	Plant construction-in-progress		120,796	-	120,796
			$ 10,401,933	$ 3,169,154	$ 7,232,779
6.	INTANGIBLE ASSETS
	December 31, 2004	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 148,781	$ 78,774	$ -	$ 70,007
	Subscriber base	6,436,897	1,470,666	2,119,794	2,846,437
		$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444
	December 31, 2003	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 95,625	$ 49,520	$ -	$ 46,105
	Subscriber base	4,670,366	536,341	1,818,135	2,315,890
		$ 4,765,991	$ 585,861	$ 1,818,135	$ 2,361,995
7.	DISCONTINUED OPERATIONS

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interrupted when  the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company was intending to utilize this licence to start operations in the hazardous waste business, but the company decided to discontinue this business, as it did not fit with its cable service business.

As at December 31, 2004, the company has not sold Eco-Waste to an arm's length buyer, as originally intended. The net assets were written off during the 2002 fiscal year and the Company disposed of any remaining assets.

As at December 31, 2002 the net assets related to Eco-Waste were written down to their net realizable value of nil, consequently there are no assets or liabilities included in the consolidated balance sheet as at December 31, 2004 and December 31, 2003.

In view of the Company’s main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, the Company is focused on one business objective. The operations of PolVoice were discontinued and written off in 2001.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

7.	DISCONTINUED OPERATIONS continued
The statements of operations for the discontinued business operations are:
	For the year ended December 31, 2004			PolVoice	Eco-Waste	Total
	Sales			$ -	$ -	$ -
	Expenses			-	-	-
	Write-down of net assets to net realizable value			-	-	-
	Foreign exchange loss			-	-	-
	Loss from discontinued operations			$ -	$ -	$ -
	For the year ended December 31, 2003			PolVoice	Eco-Waste	Total
	Sales			$ -	$ -	$ -
	Expenses			-	-	-
	Write-down of net assets to net realizable value			-	-	-
	Foreign exchange loss			-	-	-
	Loss from discontinued operations			$ -	$ -	$ -
	For the year ended December 31 2002			PolVoice	Eco-Waste	Total
	Sales			$ -	$ -	$ -
	Expenses			-	-	-
	Write-down of net assets to net realizable value			-	(2,362,877)	(2,362,877)
	Foreign exchange gain			-	-	-
	Loss from discontinued operations			$ -	$ (2,362,877)	$ (2,362,877)
8.	LOAN PAYABLE

Loan from Quest Capital Corp. in the amount of $650,000 repayable on or before June 30, 2005, interest bearing at 12% per annum, compounded monthly, payable monthly on the last day of each month. In consideration of the loan, the Company granted a security interest in favour of the lender over all of the Company's present and after-acquired personal property preceded by bank loans and due to related party amount. The lender received a non-refundable bonus payment of 175,000 free-trading common shares of the Company. The loan was jointly and personally guaranteed by three directors/officers ("Guarantors") of the Company. In addition, one of the Guarantors pledged and granted the lender 3,000,000 free trading shares in the capital of the Company. The Company has issued replacement shares to that Guarantor - see note 12. When the loan is repaid 3,000,000 shares will be returned to treasury.

9.	LONG-TERM DEBT
					December 31, 2004	December 31, 2003
	Loan balances, current portion				$ 101,530	$ 64,512
	Loan balances, long term portion				814,707	67,997
	Total				$ 916,237	$ 132,509
Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½% per annum.
Principal repayments due in the next five years are:
		2005	$ 101,530
		2006	$ 86,827
		2007	$ 69,744
		2008	$ 61,129
		2009	$ 45,847
10.	DUE TO RELATED PARTY

The amount due to related party, a former director, bears interest at 5%, compounded annually. The lender agreed in writing that the loan will not be repaid before December 31, 2005.  The total amount due (including accrued interest) is $3,516,054 USD (equivalent to $4,236,302 CAD) of which $2,000,000 USD  was secured by various cable TV networks, with  the remaining debt being unsecured. The Company accrued $113,333 interest in USD (equivalent to $136,544 CAD) at December 31, 2004.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

11.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
		Rate at the end of the year		Average rate for the year
	2004		2.4898		2.8049
	2003		2.9029		2.7850

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2004, and the foreign exchange effect on cash and cash equivalents:

		December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation into 2004
	Rate: Polish zloty to Canadian dollars		2.9029	2.4898
	Accounts receivable	zl 407,082	$ 140,233	$ 163,500	$ (23,267)
	Inventory	24,138	8,315	9,695	(1,380)
	Prepaid expenses and advances	70,982	24,452	28,509	(4,057)
	Deposits	449,999	155,017	180,737	(25,720)
	Property, plant and equipment	20,954,915	7,218,614	8,416,305	(1,197,691)
	Intangibles	6,444,815	2,220,130	2,588,487	(368,357)
	Accounts payable and accrued liabilities	(7,875,886)	(2,713,110)	(3,163,261)	450,151
	Current portion of long-term debt	(187,272)	(64,512)	(75,216)	10,704
	Long-term debt	(197,388)	(67,997)	(79,279)	11,282
	Non-controlling interest	(1,994,945)	(687,225)	(801,247)	114,022
	Total exchange gain on translation				$ (1,034,313)
	Deduct: Cumulative translation account, beginning of year				371,841
	Cumulative translation account, end of year				944,701
	Foreign exchange effect				$ 282,229
12.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued
			Number of Shares	Price	Share Capital
	Balance - December 31, 2002		29,003,149	-	$ 31,229,685
	Warrants exercised		702,526	$ 1.80	1,264,542
	Fair value of warrants expired		-	-	228,323
	Fair value of warrants exercised		-	-	486,905
	Balance - December 31, 2003		29,705,675		33,209,455
	Shares issued for business development		500,000	0.98	487,557
	Shares issued for loan security		3,000,000	-	-
	Financial expenses		1,275,000	0.49	629,809
	Issued for services		78,125	0.78	60,855
	Issued for services		275,000	0.49	135,841
	TV programming and content development		3,000,000	0.49	1,481,904
	Balance - December 31, 2004		37,833,800		$ 36,005,421
	3,000,000 shares were issued to a director and guarantor to replace shares pledged to Quest Capital Corp. - note 8.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

12.	CAPITAL STOCK continued
	(c) Options

In the Annual General Meeting held on June 30, 2004,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 5,941,135 common shares of the Company at the time of such issue,  at a minimum price allowed under the applicable securities laws.

	Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.
	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	$ 1.88
	Granted			2,490,000	0.60	USD
	Cancelled			(4,370,000)	1.88
	Balance of options at December 31, 2004			2,490,000	$ 0.60	USD

	The following table summarizes information about fixed stock options outstanding at December 31, 2004:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at December 31, 2004	Weighted average exercise price (USD$)
	$ 0.60	2,490,000	4.8	$ 0.60	2,490,000	$ 0.60
	Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses has been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

	Based on the above assumptions the average fair value for each option is $0.83193 ; accordingly $2,071,510 of stock-based compensation has been recorded in the statement of operations.
	(d) Warrants
	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Weighted average price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2003	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
	Expired	-	-	-		-
	Exercised	-	-	-		-
	Total Balance December 31, 2004	3,126,579	2,976,579	$ 1.84		$ 2,025,447
	Outstanding December 31, 2004:
		300,000	150,000	$ 1.80	28-Dec-05	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-05	1,872,405
		125,000	125,000	2.25 USD	28-Dec-05	49,080
	Total Balance December 31, 2004	3,126,579	2,976,579			$ 2,025,447
	The expiry date of the warrants has been extended to December 28, 2005.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

13.	SEGMENTED INFORMATION
The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.
Geographic information
	Revenues are attributed to countries based on location of customer.	For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31 2002
Revenues
	Canada	$ -	$ -	$ -
	Poland	4,415,461	3,700,160	3,736,716
		$ 4,415,461	$ 3,700,160	$ 3,736,716
Interest expense
	Canada	$ 148,777	$ 11,631	$ 7,449
	Poland	176,914	127,132	71,113
		$ 325,691	$ 138,763	$ 78,562
Amortization of property, plant and equipment
	Canada	$ 4,015	$ 4,983	$ 7,526
	Poland	715,156	725,633	899,446
		$ 719,171	$ 730,616	$ 906,972
Amortization of intangibles
	Canada	$ -	$ -	$ -
	Poland	678,933	243,023	284,064
		$ 678,933	$ 243,023	$ 284,064
Total expenditures for property, plant and equipment
	Canada	$ 2,295	$ 430	$ -
	Poland	2,576,228	145,508	-
		$ 2,578,523	$ 145,938	$ -
Total expenditures for intangibles
	Canada	$ -	$ -	$ -
	Poland	1,028,928	28,022	-
		$ 1,028,928	$ 28,022	$ -

	Property, plant, equipment and intangibles		December 31, 2004	December 31, 2003
	Canada		$ 12,446	$ 14,165
	Poland		13,147,980	9,580,609
			$ 13,160,426	$ 9,594,774

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

14.	INCOME TAXES
	The Company has tax losses in Canadian dollars available for offset against future taxable income in various jurisdictions for the following approximate amounts:
	Canada		$ 13,326,000 2,515,000
	Poland

The income tax losses in Poland can be carried forward and deducted from taxable income for the next five years, but not exceeding 50% of the loss in any of these years. The non-capital losses in Canada begin to expire from 2006 to 2014.  The potential tax benefits of the losses in Canada and Poland have not been recognized in the financial statements and have been offset by a valuation allowance.

	The following is a reconciliation of income taxes:
				For the year ended December 31, 2004	For the year ended December 31, 2003
	Statutory rates in Canada			35.62%	37.62%
	Recovery (income taxes) at Canadian statutory rates			$ 2,338,351	$ 1,916,229
	Difference in tax rates in other jurisdictions			(525,609)	(155,211)
	Difference due to decrease in statutory rates			-	(139,210)
	Non-deductible expenses for tax purposes			(753,431)	21,495
				$ 1,059,312	$ 1,643,303
	Tax effect of tax losses not recognized			(1,059,312)	(1,643,303)
	Current and future tax expense (recovery)			$ -	$ -
	Future income taxes
	Future income tax assets
	Tax losses			$ 4,746,721	$ 4,286,910
	Property, plant and equipment			(28,716)	28,818
	Intangible assets			(752,980)	-
	Share issuance costs			243,940	483,754
	Future income tax assets			$ 4,208,965	$ 4,799,482
	Valuation allowance			(4,208,965)	(4,799,482)
	Net future income tax assets			$ -	$ -
15.	FINANCIAL INSTRUMENTS
	(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

	(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

	(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	The Company had the following financial assets and liabilities in foreign currencies:
		December 31, 2004		December 31, 2003
		Polish zlotys	$USD	Polish zlotys	$USD
	Exchange rates to the Canadian dollar	2.4898	0.8300	2.9029	0.7724
	Cash	871,011	-	555,311	1,029
	Accounts receivable	630,975	-	407,082	-
	Accounts payable	3,781,290	507,313	8,063,201	368,943
	Due to related parties	-	3,516,187	-	-
	Long term debt	2,028,457	-	197,388	-

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

16.	COMMITMENTS
As at December 31, 2004, the company is committed under leases for cable networks, office space and automobiles in the following amounts for the next five years:
		2005	$ 208,145
		2006	$ 205,145
		2007	$ 179,410
		2008	$ 173,139
		2009	$ 170,256
17.	CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at December 31, 2004 (2003 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

18.	SUPPLEMENTAL CASH FLOW INFORMATION
The following non-cash transactions were recorded during the year ended December 31:
			2004	2003
Financing
	TV programming and content development		$ 1,481,904	$ -
	Shares for services		196,696	-
	Business development		487,557
	Financial expenses		629,809	-
			$ 2,795,966	$ -
19.	SUBSEQUENT EVENTS

Subsequent to year-end:
The Company issued 850,000 common shares to settle debts owed to the employees and directors.

The Company has announced a private placement of up to 1,500,000 units ("Unit") at a price of $0.75 USD per unit. Each Unit will be comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years.  The pricing of the private placement was changed to $0.80 USD per unit with the warrants exercisable at a purchase price of $0.80 USD per common share.

The Company has acquired an Internet network in Southern Poland with 2,100 subscribers. The network is located in close proximity to the Company's existing operations.

The Company has announced an intention  to purchase an additional 1,400 cable subscribers in close proximity to the Company's existing network in Southern Poland from the issuance of 260,000 shares from treasury.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

20.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian "GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set out below:

	Consolidated Balance sheets
		December 31, 2004		December 31, 2003
		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	Deficit	$ (36,589,727)	$ (36,589,727)	$ (30,025,012)	$ (30,025,012)
	Total assets	14,131,087	14,131,087	10,204,158	10,204,158
	Consolidated statements of operation		For the year ended December 31, 2004	For the year ended December 31, 2003	For the year ended December 31 2002
	Loss under Canadian GAAP		$ (6,564,715)	$ (6,254,620)	$ (5,989,202)
	Foreign exchange income (loss) (note 20 (a))		1,316,542	(1,809,655)	574,612
	Comprehensive income under US GAAP		$ (5,248,173)	$ (8,064,275)	$ (5,414,590)
	Basic/diluted loss per share, U.S. GAAP		$ (0.17)	$ (0.27)	$ (0.19)

	Consolidated statements of cash flow
		2004		2003
		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S GAAP
	Cash flows from
	Operating activities	$ (2,191,184)	$ (2,191,184)	$ (1,128,613)	$ (1,128,613)
	Financing activities	5,568,760	5,568,760	1,599,203	1,599,203
	Investing activities	(3,226,855)	(3,226,855)	(574,166)	(574,166)
	Increase (decrease) in cash and cash equivalents	150,721	150,721	(103,576)	(103,576)
	Foreign exchange effect on cash	282,229	282,229	(83,300)	(83,300)
	Cash and cash equivalents - beginning of period	207,358	207,358	394,234	394,234
	Cash and cash equivalents - end of period	$ 640,308	$ 640,308	$ 207,358	$ 207,358
	(a) Comprehensive income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholders' Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only item in the Company's financial statements impacting comprehensive income is the unrealized gains and losses from foreign exchange.

	(b) Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee is required to pay for the stock. There were no stock options granted in 2003 or 2002.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock–Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

20.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES con't
(c) Goodwill and other intangibles

In July 2001, the Financial Accounting Standards Board Issued SFAS No. 142 "Goodwill and Other Intangible Assets".  Under SFAS No. 142, goodwill and indefinite life intangible assets are no longer amortized.  Separate intangible assets that are not deemed to have an indefinite life  will continue to be amortized over their useful lives.  SFAS No. 142 also establishes a new method of testing goodwill and other intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of that goodwill or other intangible asset below its carrying value.  The non-amortization provision of SFAS No. 142 applying to goodwill and other tangible assets acquired has been adopted at January 1, 2002.

(d) New accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.

In September 2004, the EITF reached a consensus on EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The Company does not expect the adoption of EITF No. 04-1 to have a material impact on its financial position or results of operations.

In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. FIN 46 and its revision FIN 46-R are effective for the year ended December 31, 2004. As of December 31, 2004, these interpretations did not have an impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. The Company does not expect FASB No. 123R to have a significant impact on its financial position, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-6 (“EITF 03-6”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on the Company’s results of operations, financial position and cash flows.

The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations." SFAS 144 discusses when an entity should disclose a 'component' as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

December 31, 2004

(in Canadian dollars)

20.	SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES con't

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Statement is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. The Company does not expect this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results and financial position.